Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

(millions)	3-months ended Mar. 31, 2006	12-months ended Mar. 31, 2006	Year Ended December 31,
			2005	2004	2003	2002	2001
Income (loss) from continuing operations, before income taxes	$77.9	$311.5	$312.9	$(600.6)	$32.8	$206.6	$241.7
Add:
Interest expense	72.0	292.5	299.1	337.1	354.4	252.2	209.9
Amortization of capitalized interest	—	—	(0.1)	0.3	1.3	0.3	0.3
Deduct:
Capitalized interest	—	—	0.1	0.7	17.3	63.2	23.0
Income (loss) from equity investments	14.6	59.8	60.4	36.1	(0.4)	5.5	9.1

Earnings before taxes and fixed charges	$135.3	$544.2	$551.6	$(300.0)	$371.6	$390.4	$419.8

Interest expense	$72.0	$292.5	$299.1	$337.1	$354.4	$252.2	$209.9
Interest on refunding bonds	(0.2)	(0.7)	(0.7)	(0.8)	(0.8)	(0.9)	(1.0)

Total fixed charges	$71.8	$291.8	$298.4	$336.3	$353.6	$251.3	$208.9

Ratio of earnings to fixed charges	1.88x	1.86x	1.85x	— (1)	1.05x	1.55x	2.01x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, and the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented. Certain prior year amounts have been adjusted to conform to the current year presentation. Further, the company had significant charges (most of which were non-cash) and gains in the periods presented. Reference is made to the financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” herein as well as in TECO Energy, Inc.’s Annual Reports on Form 10-K for the years presented (other than 2004, for which reference is made to TECO Energy Inc.’s Current Report on Form 8-K dated May 23, 2005).

All prior periods presented reflect the classification of Commonwealth Chesapeake Company, LLC (CCC), Frontera Generation Limited Partnership (Frontera), BCH Mechanical (BCH), TECO Thermal, TECO AGC, Ltd., TECO BGA, Prior Energy, TECO-Panda Generating Company (TPGC), and TECO Coalbed Methane as discontinued operations. Frontera was sold in December 2004, the sale of BCH was completed in January 2005, and the transfer of TPGC was completed in May 2005. The sales of Prior Energy and TECO BGA were completed in February 2004. In December 2002, TECO Coalbed Methane sold substantially all of its assets to the Municipal Gas Authority of Georgia.

Interest expense includes total interest expensed and capitalized excluding AFUDC, and an estimate of the interest component of rentals.

(1)	Earnings were insufficient to cover fixed charges by $636.3 million. The ratio was -0.89x